Exhibit 4.21

2018 AGA Plan

Erytech Pharma

Public Limited Company with a share capital of €1,794,003.50

Headquarters: 60, avenue Rockefeller, 69008 Lyon

Lyon Trade Register 479 560 013

TERMS AND CONDITIONS OF THE BONUS SHARE ALLOCATION

PLAN

Adopted by the Board of Directors on January 6, 2019

TABLE OF CONTENTS

1.	GENERAL CONDITIONS	3
2.	PURPOSE OF THE TERMS & CONDITIONS	3
3.	DEFINITIONS	3
4.	SHARES GOVERNED BY THESE TERMS & CONDITIONS	4
5.	ADMINISTRATION OF THE TERMS & CONDITIONS	4
6.	LIMITATIONS	4
7.	DURATION OF THE TERMS & CONDITIONS	5
8.	BONUS SHARE ALLOCATION	5
9.	SCHEDULE OF BONUS SHARE ALLOCATION	5
10.	ALLOCATION CRITERIA & CONDITIONS	8
11.	MERGER, DEMERGER, partiAl CONTRIBUTION OF ASSETS, dissolution, liquidation, SALE & OTHER EVENTs	8
12.	CHANGES TO THE TERMS & CONDITIONS - MANAGEMENT	9
13.	TAX & SOCIAL SECURITY TREATMENT	9
14.	LIABILITY OF THE COMPANY	10
15.	PREVENTION OF INSIDER TRADING	10
16.	INTERPRETATION	10
17.	APPLICABLE LAW - JURISDICTION	10

1)	GENERAL PROVISIONS

A bonus share allocation plan is a mechanism by which a company allots at no cost a certain number of its existing or future shares to employees and corporate officers who meet the conditions defined in Article L. 225-197-1, II of the French Commercial Code, and to employees and corporate officers of the companies or groups related to the Company as this term is used in Article L. 225-197-2, 1 of the French Commercial Code.

Based on the authorization granted under the Forty-First Resolution of the Combined Shareholders’ Meeting of ERYTECH Pharma, a joint stock company with share capital of €1,794,003.50 and headquarters at 60, avenue Rockefeller, 69008 Lyon, registered with the Trade Register of Lyon under number 479 560 013 (the “Company”) on June 28, 2018, the Board of Directors decided at its January 6, 2019 meeting to adopt the “Terms and Conditions” governing the allotment of bonus shares of the Company to the Beneficiaries (as this term is defined below), under the stipulations of Articles L. 225-197-1 et seq. of the French Commercial Code, which shall regulate said allotment of bonus shares according to the terms and conditions set forth below.

Except where otherwise decided by the Board of Directors, the Terms and Conditions of this Regulation shall be applicable to all bonus share allocations that may be approved by the Board of Directors on the basis of Resolution 41 adopted by the Combined Shareholders’ Meeting of June 28, 2018.

2)	PURPOSE OF THE TERMS AND CONDITIONS

Through the allocations of bonus shares, the Company wishes to attract and retain high quality employees to work in positions of responsibility, to provide additional motivation to the Beneficiaries and thus to make them partners in the development of the Group.

3)	DEFINITIONS

"Share"	means one or more shares of the Company.

"Initial Allocation"

means any decision made by the Board of Directors to allot Bonus Shares to a given Beneficiary which grants to this Beneficiary the right to receive all or some of said Bonus Shares at the end of each Vesting Period, provided that all requirements of the Terms and Conditions have been met.

“Definitive Allocation”	means the allocation that occurs at the end of a Vesting Period, after which a Beneficiary becomes the effective and definitive owner of all or some of the Shares comprising the relevant Tranche.

“Authorization of Shareholders”

means the authorization to grant Bonus Shares given to the Board of Directors by the Erytech Pharma shareholders at the Combined Shareholders’ Meeting on June 28, 2018 as amended by a subsequent shareholders’ meeting, if appropriate.

“Beneficiary”	means an Eligible Person to whom at least one Share has been granted pursuant to the Terms and Conditions.

“Initial Allocation Date”	means the date on which the Board of Directors grants Bonus Share allocations and is the starting date of the Vesting Period.

“Final Allocation Date”	means the date on which each Beneficiary shall effectively acquire all or some of the Shares granted at the end of a Vesting Period.

“Eligible Person”

means a corporate officer (Chairman, Chief Executive Officer or Chief Operating Officer of the Company), or an Employee of the Company or of an Affiliated Company who meets the conditions stipulated in Articles L. 225-197-1 to L. 225-197-5 of the French Commercial Code and satisfies the terms and criteria of allocation defined by the Board of Directors in its decision dated January  6, 2019.

“Manager”	means the Board of Directors of the Company, which administers the Terms and Conditions in accordance with Article 5 of these Terms and Conditions.

“Disability”	means a disability of the Beneficiary which corresponds to the second or third category stipulated in Article L.341-4 of the Social Security Code.

“Group”	designates the Group composed of the Company and the Affiliated Companies.

“Vesting Periods”

means the periods defined in Article 9.1.1, which each begin to run from the Initial Allocation Date, during which Beneficiaries do not yet own the Shares granted to them but are owners of a conditional, future claim against the Company.

“Retention Periods”	means the periods during which Beneficiaries may not Assign Shares that have been definitively awarded pursuant to Article 9.3 of the Terms and Conditions.

“Terms and Conditions”	means this 2018 AGA Plan as adopted by the Manager on January 6, 2019.

“Employee”

means an individual person who is employed by the Company or any Affiliated Company and subject to the direction and control of the employing entity in the performance and conduct of the work to be accomplished.

“Company”	means Erytech Pharma, a French Limited Liability Company.

“Affiliated Company”	means a company that meets the criteria stipulated in Article L.225-197-2, I of the French Commercial Code:

	-	companies or economic interest groups in which the Company holds at least 10% of the capital or voting rights, either directly or indirectly;

	-	companies or economic interest groups that directly or indirectly hold at least 10% of the capital or voting rights in the Company;

-

companies or economic interest groups in which at least 50% of the capital or voting rights is held, either directly or indirectly, by a company that itself holds, directly or indirectly, at least 50% of the capital of the Company.

“Assign”	means the act of transferring, even temporarily, the ownership, co-ownership, bare ownership or beneficial interest in any manner whatsoever, including through a pledge or lease of shares.
4)	SHARES GOVERNED BY THESE TERMS AND CONDITIONS

Subject to the application of Article 14 of the Terms and Conditions and in accordance with the Authorization of the Shareholders, the maximum number of Shares in an Initial Allocation under the Terms and Conditions is 150,000 Shares with a par value of €0.10, adjusted if applicable to take into account any split or reverse split of the Shares, divided into the three tranches (the “Tranches“) described below:

i.	Tranche 1: 50,000 Shares;
ii.	Tranche 2: 50,000 Shares; plus the total number of Shares not vested to the Beneficiaries for Tranche 1; and
iii.	Tranche 3: 50,000 Shares; plus the total number of Shares not vested to the Beneficiaries for Tranche 2;

given that the stipulation that the total number of capital increases that may be performed pursuant to plans to award bonus shares, equity warrants and stock options adopted by the Board of Directors on September 7, 2018 and June 28, 2018 may not exceed the threshold of 325,000 shares of common stock.

5)	ADMINISTRATION OF THE TERMS AND CONDITIONS
a.	Administration

The Terms and Conditions are administered by the Manager

b.	Powers of the Manager

Within the limits of the provisions of the French Commercial Code, the Shareholder Authorization and the Terms and Conditions, the Manager has discretionary power to:

i.	determine the Eligible Persons to whom Bonus Shares shall be granted and to decide on the number of Bonus Shares to be granted to each of them in each Tranche;
ii.	determine the terms and conditions of any Initial Allocation;
iii.	analyze and interpret the terms of the Terms and Conditions;
iv.	determine, amend or cancel any provision of the Terms and Conditions; and
v.	make any necessary or timely decision in the administration of the Terms and Conditions.
c.	Impact of the Manager’s Decisions

The decisions and interpretations made by the Manager are final and are binding on all Beneficiaries.

6)	LIMITATIONS
a.

The Bonus Shares allocated are governed by Articles L. 225-197-1 to L. 225-197-5 of the French Commercial Code. They do not in any manner whatsoever constitute an element of the employment contract or corporate office or compensation of the Beneficiary in question.Neither the Terms and Conditions, nor any Bonus Share granted shall grant a Beneficiary the right to continued employment in the Company or Affiliated Company, or the continuation of a corporate office in the Company, and do not in any way limit the right that the Beneficiary, the Company or an Affiliated Company may have to terminate under any circumstance this employment or corporate office, with or without cause.
b.

In accordance with Article L. 225-197-1 II of the French Commercial Code, no Bonus Share may be granted to an Eligible Person who directly owns, at the time of the Bonus Share allocation, over 10% of the capital of the Company, or for whom the allocation would raise his stake to more than 10% of the share capital of the Company.

c.	In addition, in application of Article L. 225-197-1 I of the French Commercial Code, the total number of Bonus Shares to be granted may not exceed 10% of the share capital.
7)	DURATION OF THE TERMS AND CONDITIONS

Using the Shareholders’ Authorization and the powers granted to it by said Authorization, the Board of Directors, in its January 6, 2019 decision, approved the Terms and Conditions that took effect on January 6, 2019, and the Bonus Shares may be granted from that date. The Bonus Shares may be granted until the expiry of a period of thirty-eight (38) months from the Shareholders’ Authorization. Unless the Terms and Conditions are canceled early pursuant to Article 12, they shall remain in effect until the expiry of the Retention Period of the last Bonus Share granted.

8)	BONUS SHARE ALLOCATION
a.	Allocation decision

The Manager may decide to allot Bonus Shares to Eligible Persons at any time up to the limits of the Shareholders’ Authorization and the duration of the Terms and Conditions stipulated in Article 7 above.

b.	Allocation of Shares and Acceptance by Beneficiaries

Each Eligible Person is informed of an Initial Allocation by letter indicating (i) the number of Bonus Shares granted to him/her for each Tranche; (ii) the duration of each Vesting Period, (iii) the duration of the Retention Periods, (iv) the conditions and criteria to be met for the allocation to become final at the end of each Vesting Period; and (v) all responsibilities of the Eligible Person. A copy of the Terms and Conditions shall be attached to this notification letter. A model of the notification letter appears in Appendix A of the Terms and Conditions.

This notification letter is sent to the Beneficiary by registered mail with return receipt requested or hand delivered to the Beneficiary by the Manager or any other duly authorized person, and the Beneficiary acknowledges receipt.

If a Beneficiary wishes to take advantage of the Initial Allocation, he/she must indicate approval to the Company by sending, via registered mail with return receipt requested or hand delivery to the Manager, the second copy of the notification of the Initial Allocation to the Company, with his or her signature under the heading “Bon pour acceptation” (“Approved”) within thirty (30) days from receipt of the notification of the Initial Allocation.

If this is not done, the Initial Allocation shall expire.

The acceptance of the Terms and Conditions by Beneficiaries is deemed acceptance of all provisions therein.

9)	SCHEDULE OF BONUS SHARE ALLOCATION
a.	Vesting Periods
i.	Duration of Vesting Periods

The Initial Allocation to Beneficiaries will not become final:

i.	for Shares granted in Tranche 1: until the end of a Vesting Period of one (1) year from the Initial Allocation decision made by the Manager;
ii.	for Shares granted in Tranche 2: until the end of a Vesting Period of two (2) years from the Initial Allocation decision made by the Manager;
iii.	for Shares granted in Tranche 3: until the end of a Vesting Period of three (3) years from the Initial Allocation decision made by the Manager;

provided that, during the entire Vesting Period in question, the Beneficiary has retained the status of Eligible Person and has complied with the Allocation criteria set out in Article 10 below.

Pursuant to Article L. 225-197-3 of the French Commercial Code, the rights arising from the Initial Allocation may not be assigned or transferred by any means until the end of the Vesting Period in question.

Therefore, in the event of resignation, departure or retirement, termination of an employment contact of a Beneficiary by mutual agreement with the company concerned, or dismissal, withdrawal or non-renewal of the corporate position of a Beneficiary during a Vesting Period, for any reason, the Beneficiary shall lose any right to the Final Allocation and may not claim any compensation in this respect, except where previously decided to the contrary by the Manager.

ii.	Termination of a Beneficiary and/or dismissal and/or non-renewal of the Beneficiary’s corporate positions during the Vesting Period
a)

If a Beneficiary holds an employment contract only, the loss of the right to the Final Allocation shall occur on the date of receipt (or of the first presentation) of the notification of dismissal, notwithstanding (i) the possible existence of an advance notice period, whether given or not, (ii) any dispute by the Beneficiary of his dismissal and/or the causes of the dismissal, and (iii) any legal decision that may call into question the legitimacy of the dismissal.

b)

If a Beneficiary holds a corporate office only, the loss of the right to the Final Allocation shall occur on the date of the meeting of the competent corporate entity that decided to dismiss or replace the Beneficiary in his corporate position if the Beneficiary was present at the meeting, or as of the date the Beneficiary received notification of this decision if the Beneficiary did not attend the meeting, notwithstanding (i) the possible existence of an advance notice period, whether given or not, (ii) any dispute by the Beneficiary of his dismissal and/or the causes of the dismissal, and (iii) any legal decision that may call into question the legitimacy of the dismissal.

c)

If a Beneficiary holds both an employment contract and a corporate office and loses these two positions simultaneously or successively, the loss of the right to the Final Allocation shall begin on the date of receipt of the last of the two notifications described in the previous paragraphs.

iii.	Resignation during the Vesting Period

If the Beneficiary resigns as an employee, if he is only an employee, or as a corporate officer, if only a corporate officer, or resigns from his/her position as employee and corporate officer simultaneously or successively if the Beneficiary holds both positions concurrently, the loss of the right to the Final Allocation shall occur:

‒

if the Beneficiary is an employee or corporate officer only, on the date the Company receives the Beneficiary’s letter of resignation or the date it is hand delivered to a duly authorized representative of the company that employs him/her; or

‒

if the Beneficiary is both an employee and a corporate officer, on the date the first letter of resignation is received by the Company or is hand delivered to a duly authorized representative of the company that employs him/her;

notwithstanding the possible existence of advance notice, whether given or not.

iv.	Termination by mutual agreement of the Beneficiary and the company that employs the Beneficiary during the Vesting Period

If an employment contract is terminated by mutual agreement of the Beneficiary and the company that employs him/her (including conventional termination) if the Beneficiary is an employee only, or if an employment contract is terminated by mutual agreement of the Beneficiary and the company that employs him/her, and there is a simultaneous or successive resignation or dismissal from his/her corporate office if the Beneficiary held both positions, the Beneficiary shall lose his/her right to the Final Allocation as of the first date an agreement is signed terminating the Beneficiary’s position as an employee (or the date on which the administration approved the conventional termination), or the date of receipt of the notification of termination of the corporate office or the date such office was resigned.

v.	Retirement of a Beneficiary during the Vesting Period, death, disability

In the event of the retirement of a Beneficiary during a Vesting Period, the Beneficiary shall lose the right to the Final Allocation as of the date of departure.

However, as an exception to the preceding:

i.

if the company that employs the Beneficiary forces the Beneficiary to retire during a Vesting Period in compliance with legal and regulatory provisions, the Beneficiary shall retain his/her right to the Final Allocation at the end of the Vesting Period, provided they comply with the rules for each Vesting Period;

ii.	in the event of the death of a Beneficiary during the Vesting Period, heirs may request the Final Allocation within a period of six (6) months after the death;
iii.	in the case of disability, a Beneficiary may request the Final Allocation of the Shares within a period of six (6) months of the event resulting in the disability.
iv.

It is specified that, during Vesting Periods, Beneficiaries are not owners of the Shares and have no related rights. In particular, they cannot collect or have a right to dividends, have no voting rights, and have no right to the information communicated to shareholders attached to the Shares.

b.	Delivery of the Securities

At the end of each Vesting Period, provided the Beneficiaries have met the vesting conditions and criteria defined in Article 10 below, the Company shall transfer and inform the Beneficiaries of the number of shares definitively granted as determined by the Board of Directors. A sample notification letter is provided in Appendix B of the Terms and Conditions.

c.	Retention periods of the Shares
i.	If the Beneficiary is a corporate officer

As of the Final Allocation of the Shares, the Beneficiary must hold:

i.	all Shares vested in Tranche 1 for a Retention Period of one (1) year; and
ii.	at least ten per cent (10%) of the aggregate number of vested Shares in each of the Tranches until the termination of his or her position.

It is specified that no Retention Period is required for the vested Shares granted in Tranche 2 or Tranche 3, subject to the stipulations of paragraph (ii) above.

ii.	If the Beneficiary is not a corporate officer

As of the Final Allocation of the Shares, the Beneficiary must hold all vested Shares in Tranche 1 for a Retention Period of one (1) year.

No Retention Period is required for the vested Shares in Tranche 2 or Tranche 3.

iii.	Vested shares must be recorded in registered form in an account noting this holding restriction, as appropriate.

However, the Shareholders’ Meeting stipulated, provided that the transfer of the Shares vested before the end date stated in the preceding paragraph does not compromise the Preferential Treatment as defined in Article 13 of this document, that Shares vested shall be freely transferable, in compliance with the bylaws of the Company and regulations governing companies, the shares of which are listed on a regulated market, in the event of:

i.	the Disability of the Beneficiary as provided for under Article L. 225-197-1, I para. 6 of the French Commercial Code, or
ii.	the death of the Beneficiary, via his/her heirs pursuant to Article L. 225-197-3, para. 2 of the same Code.
iv.

A Beneficiary holds the status of shareholder as soon as the Shares are vested and throughout the Retention Period. Therefore, a Beneficiary may exercise the rights attached to the Bonus Shares during the Retention Period.

At the end of the Retention Period, the vested Shares may be freely transferred by the Beneficiary, subject to the Company’s bylaws and the regulations governing companies, the shares of which are listed on a regulated market.

10)	ALLOCATION CRITERIA AND CONDITIONS
a.	Criteria and conditions

The Vesting of the Shares depends on compliance with the following two conditions set by the Manager, which must be confirmed at the end of each Vesting Period:

i.	Beneficiaries must maintain the status of Eligible Persons throughout the entire Vesting Period in question; and
ii.

the achievement of a performance target based on the increase in the price of the Company’s share between the Initial Allocation Date and the Final Allocation Date of the Shares, determined using the following formula:

T = (ERYPi / ERYP2018) - 1

in which:

T: is the rate at which the performance targets are achieved, expressed as a percentage, ERYP2018: is the average of the closing prices of the Company’s share for the 40 days preceding the Initial Allocation Date.

ERYPi: is the average of the closing prices of the Company’s share for the 40 days preceding the Final Allocation Date.

b.	Measuring performance

The rate at which performance objectives are achieved, measured by the Manager at the end of each Vesting Period, is used to determine the number of Shares to be definitively granted to Beneficiaries in a Tranche at the end of each Vesting Period, by multiplying the number of Shares initially granted for the Tranche by the rate of achievement of the performance objectives.

If the rate at which the performance objectives are achieved is less than or equal to 0%, no Share shall be definitively granted to a given Beneficiary for that Tranche, whereas if the rate at which the performance objectives are achieved is equal to or greater than 100%, all of the Shares initially granted to a given Beneficiary for that Tranche shall be definitively granted.

When the number of Bonus Shares obtained is not a whole number, the number of Shares definitively granted shall be rounded down to the closest whole number.

c.	Measurement of performance in the event of an anticipated transfer of control

As an exception to the above, in the event of a merger by absorption of the Company by another company or in the event of an Offer, after the Tranche 1 Vesting period, that is likely to result in a Change of Control or that is filed following a Change of Control (designated hereinafter in each case as an “Operation”), all the Shares initially granted and not yet vested on that date shall be automatically and definitively granted early by the Board of Directors of the Company.

“Change of Control” designates the event by which one or more persons acting in concert come to hold more than 50% of the capital or voting rights of the Company.

“Offer” designates any public offer (tender offer, exchange, combined, etc.) for all of the Company’s shares (i) which has been filed with the French Autorité des marchés financiers, (ii) has been declared compliant by the French Autorité des marchés financiers, (iii) has been recommended or approved by the Board of Directors of the Company and, (iv) if it has been subject to the normal rules of procedure, has been positive.

11)	Merger, de-merger, partial contribution of assets, dissolution, liquidation, sale and other events

In the case of transactions affecting the Company that could directly or indirectly impact the Terms and Conditions, such as merger, de-merger, partial contribution of assets, dissolution followed by liquidation or otherwise, the sale of shares making up the capital of the Company, or in the event of an Offer during the Vesting Period of Tranche 1 and, in general, in the event of a restructuring that affects the Company (such operations are hereinafter designated as “Restructuring of the Company”), the Manager may, at its sole discretion:

(i)	simply keep the Terms and Conditions in effect, provided that the Company retains its legal personality; or
(ii)

cancel the Terms and Conditions and, if the shares have already been awarded, pay the Beneficiaries an indemnity in an amount equal to the value of the Shares on the date of cancellation of the Terms and Conditions; it is emphasized as required that no indemnity or compensation shall be due to the Beneficiaries if the cancellation of the Terms and Conditions decided on by the Company is the result of any legal or regulatory amendment applicable to bonus share allocations, including changes that would make such allocations more costly for the Company than on the date of implementation of the Terms and Conditions; or
(iii)

carry out an exchange of the Bonus Shares granted under the Terms and Conditions for new similar shares (or for any other equivalent right) that have identical features, provided that this exchange is performed in the context of a transaction approved or authorized by the collectivity of shareholders or any competent entity of the Company, in accordance with the law and the bylaws of the Company; or

(iv)

generally, make any change to the Terms and Conditions which the Manager deems appropriate in order to take into consideration the Restructuring of the Company, as long as the rights of the Beneficiaries are not negatively impacted by such a change.

12)	CHANGES TO THE TERMS AND CONDITIONS - MANAGEMENT
a.	Change

The Manager may amend the provisions of these Terms and Conditions, suspend them or terminate them at any time.

b.	Consequences of a Change or Cancellation

No change, alteration, suspension or cancellation of the Terms and Conditions may reduce the rights of a Beneficiary without the agreement of the Beneficiary, unless said change results from a legislative or regulatory provision that has recently taken effect or from any other enforceable provision imposed on the Company or an Affiliated Company.

Beneficiaries shall be informed of any change in the Terms and Conditions that impacts the rights they enjoy under these Terms and Conditions. This notification to Beneficiaries may be given individually or by any other means the Board of Directors deems sufficient and appropriate.

c.	Management

The management of the Terms and Conditions is assigned to the Manager. However, the Manager reserves the option of transferring management of the Terms and Conditions to any financial institution, in which case said institution shall inform the Beneficiaries.

13)	TAX AND SOCIAL SECURITY TREATMENT

The Beneficiary shall pay all taxes and withholdings for which he/she is responsible under the tax rules in effect on the due date of said taxes and withholdings.

The tax and social security rules applicable to bonus share allocations differ depending on the nationality and country of residence of the Beneficiaries. Both the Beneficiary and his/her employer may be subject to reporting and/or contribution requirements because of the Initial Allocation and/or Final Allocation, and/or the sale of the Shares. The Beneficiary assumes sole responsibility for compliance with income tax and social security reporting and contributions incumbent on them because of the aforementioned events.

However, if the Company or an Affiliated Company must pay taxes, social security contributions, or any other similar charge, in the name and on behalf of the Beneficiary because of the Initial and/or Final Allocation, the Beneficiary expressly authorizes his or her employer, the Company or any agent designated for this purpose to deduct these amounts from the Beneficiary’s compensation, or, if applicable, from the proceeds from the sale of the Shares. The Company reserves the right to suspend delivery of the Shares vested by a Beneficiary until he/she has paid all amounts for which he/she is responsible or until the method of payment of these sums has been agreed with the Company or Affiliated Company concerned.

Likewise, on an exceptional basis, the Company may suspend delivery of vested Shares to one or more Beneficiaries at the end of a Vesting Period if local formalities in the country or countries concerned have still not been completed.

All information on the tax treatment applicable to the Beneficiary under the Terms and Conditions, which is transmitted by the Company to the Beneficiary, is provided for information purposes only and may not be construed as comprehensive by the Beneficiary. In particular, this type of information cannot cover the diversity of tax and personal situations of the Beneficiaries. Each Beneficiary should consult with advisors of his or her choice to analyze their personal situation. In particular, Beneficiaries are informed that, in the case of an international transfer within the Group that results in a change of tax residence and/or liability for a social security plan, occurring between the Initial Allocation Date and the sale of the Shares, the Beneficiary may be responsible for reporting and/or contribution obligations in different countries. As appropriate, the Beneficiary’s tax obligations may be proportional to the period during which the Beneficiary has been a tax resident in a specific country.

14)	LIABILITY OF THE COMPANY

Neither the Company nor its Affiliated Companies may be held liable under any circumstance if, for any reason not chargeable to the Company or its Affiliated Companies, a Beneficiary is unable to vest the Shares granted to him/her.

15)	PREVENTION OF INSIDER TRADING

All Beneficiaries must, under their sole, full and entire responsibility, comply with the regulations on insider trading and insider dealing and comply with the prevention mechanisms implemented by the Group.

All persons are required to refrain from buying and selling the shares of a listed company, or from transmitting information with the same intent, when they are party to “privileged” information, meaning information that has not yet been published and that may have an influence on the market price of a given share. Persons who break this rule are liable for legal and financial sanctions. This rule applies to Beneficiaries who receive Shares under these Terms and Conditions, particularly with regard to a decision to sell these Shares.

The Board of Directors of the Company wishes to point out to each Beneficiary expressly the regulations in force concerning persons in possession of “privileged” information.

Furthermore, in accordance with Article L. 225-197-1 of the French Commercial Code, the Shares may not be sold:

1°

within ten market trading days prior to and three market trading days following the publication date of the consolidated financial statements or, if no consolidated statement is published, the publication date of the Company's annual financial statements;

2°

during the period between the date on which the Company's management bodies become aware of information which, if it were made public, could significantly impact the Company's share price, and the date ten market trading days after the date on which this information is made public.

16)	INTERPRETATION

If a term or condition of these Terms and Conditions is considered null and void under the laws of a Beneficiary’s place of residence, the Terms and Conditions shall be interpreted with regard to such a Beneficiary as if they did not contain the term or condition in question. Any other term or condition of these Terms and Conditions that is valid shall remain in effect and must be interpreted and applied in such a way as to comply with the Terms and Conditions to the greatest extent possible.

17)	APPLICABLE LAW – JURISDICTION

The Terms and Conditions are governed by French law, in particular by the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code.

Any dispute arising from these Terms and Conditions shall fall within the exclusive jurisdiction of the competent court within the jurisdiction of the Court of Appeal for the location of the Company’s headquarters.

The Bonus Share Allocation pursuant to these Terms and Conditions authorizes the Company to request at any time that Beneficiaries comply with all legislative and regulatory provisions governing these Bonus Shares.

APPENDIX A

MODEL OF LETTER FOR NOTIFICATION OF INITIAL ALLOCATION

Erytech Pharma

A French Joint Stock company (Société Anonyme) with share capital of €1,794,003.50

Headquarters: 60, avenue Rockefeller, 69008 Lyon

Lyon Trade Register 479 560 013

Lyon, [●]

"Beneficiary name"

Dear Sir or Madam,

We are pleased to inform you that the Board of Directors of the Company has decided to allot Bonus Shares of the Company to you in accordance with the provisions of the terms and conditions of the bonus shares allocation plan, a copy of which is attached hereto in Appendix 1 (the “Terms and Conditions”).

The capitalized terms not defined in this document have the meaning attributed to them in the Terms and Conditions.

These Bonus Shares have been allocated under the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code.

By decision of the Board of Directors, you have been allocated on [●]:

[●] ([●]) Shares of the Company for Tranche 1;

[●] ([●]) Shares of the Company for Tranche 2, plus by the total number of Shares not yet vested and allocated in Tranche 1; and

[●] ([●]) Shares of the Company for Tranche 3, plus the total number of Shares not yet vested and allocated in Tranche 2;

under the conditions set out in these Terms and Conditions and summarized below.

1.Vesting Periods

The Initial Allocation shall become final only at the end of the following Vesting Periods, subject to compliance with the allocation criteria and conditions set out below at the end of each of the Vesting Periods:

one (1) year beginning on [●] for Tranche 1;

two (2) years beginning on [●] for Tranche 2; and

three (3) years

beginning on [●] for Tranche 3.

2.Allocation criteria and conditions

The Final Allocation assumes that you have met the following conditions and criteria for each Vesting Period, which are described more fully in Articles 9 and 10 of the Terms and Conditions:

(vi)

You must have been connected to the Company by a corporate office, or to the Company or an Affiliated Company through a permanent or temporary employment contract or a professional training contract throughout the entire Vesting Period in question.

In the event of resignation, dismissal or removal during a Vesting Period, for any reason, you will lose any right to the Final Allocation and may not claim any indemnity in this respect.

In the event of resignation, the loss of the right to the Final Allocation shall occur on the date of receipt by the Company or the relevant Affiliated Company of your letter of resignation or on the date it is hand delivered to a duly authorized representative of the company that employs you, notwithstanding the possible existence of prior notice, whether given or not.

In the event of dismissal or removal, the loss of the right to the Final Allocation shall occur on the date of receipt (or of the first presentation) of the letter of notification of dismissal or removal, notwithstanding (i) the possible existence of prior notice, whether given or not, (ii) any challenge to your dismissal or removal and/or the grounds of the dismissal or removal, and (iii) any legal decision that may call into question the justification of the dismissal or removal.

However, as an exception to the preceding:

(i)

if you retire or are laid off for economic reasons during a Vesting Period, you shall retain your right to the Final Allocation at the end of the Vesting Period, provided you comply with the rules for each Vesting Period;

(ii)	in the event of the death or disability during a Vesting Period, your heirs or assignees may request the Final Allocation within a period of six (6) months from the date of your death or disability.
(iii)

The achievement of a performance target based on the increase in the price of the Company’s share between the Initial Allocation Date and the Final Allocation Date of the Shares, determined using the following formula:

T = (ERYPi / ERYP2018) - 1

in which:

T: is the rate at which the performance targets are achieved, expressed as a percentage.

ERYP2018: is the average of the closing prices of the Company’s share for the 40 days preceding the Initial Allocation Date.

ERYPi: is the average of the closing prices of the Company’s share for the 40 days preceding the Final Allocation Date.

At the end of each Vesting Period, subject to compliance with the criteria and the conditions defined above being achieved, the Company will transfer a defined number of Shares to you in accordance with Article 10 of the Terms and Conditions. Accordingly, you will become a shareholder of the Company on these dates.

3.Retention period

As of the Final Allocation of the Shares, you agree to hold all said Shares for a Retention Period of one (1) year for Tranche 1. No Retention Period is required for Shares that have finally been vested to you for Tranche 2 or Tranche 3, subject to the holding commitments applicable to corporate officers, as detailed more fully in Article 9.3 of these Terms and Conditions.

For this purpose, the Bonus Shares granted must be recorded in registered form in an account that notes this restriction.

You shall have the status of shareholder once the Shares are finally vested and throughout the Retention Period, notwithstanding the obligation to hold your shares. As such, you may exercise the rights attached to the Bonus Shares granted to you during the Retention Period, in particular the right to information, the right to attend Shareholders’ Meetings, the right to vote, the right to dividends and the preemptive subscription right.

At the end of the aforementioned Retention Period, the Bonus Shares granted shall be available to you and may be freely transferred.

Your acceptance of the Initial Allocation under the conditions stated above implies agreement to all the terms of these Terms and Conditions.

If you wish to accept this Initial Allocation, please sign the two copies of the Initial Allocation notification, keeping one for your records and returning the other to the Company.

Sincerely yours,

Approved (Bon pour acceptation)

[●]	[Beneficiary’s name]

Appendix 1: Terms and Conditions

APPENDIX B

MODEL OF LETTER FOR NOTIFICATION OF FINAL ALLOCATION

Erytech Pharma

A French Joint Stock company (Société Anonyme) with share capital of €1,794,003.50

Headquarters: 60, avenue Rockefeller, 69008 Lyon

Lyon Trade Register 479 560 013

Lyon, [●]

"Beneficiary name"

We are pleased to inform you that, following deliberations on [●], the Board of Directors of the Company, ruling by delegation of authority granted by the Combined Shareholders’ Meeting of June 28, 2018, in the context of the bonus share allocation plan set up by the Company, has made the final allocation to you of [●]([●]) shares of the Company for Tranche [1 / 2 / 3].

These shares were registered on today’s date in an individual shareholder’s account of the Company opened in your name.

[We would remind you that, in accordance with the Terms and Conditions of the bonus share allocation plan adopted by the Board of Directors on [●], all of the [●] shares vested to you for Tranche 1 are non-transferable for a period of one (1) year from this date.]

The value of these shares is approximately €[●] as of this date.

[The Board of Directors of the Company has set 10% of the number of bonus shares granted to you (i.e. [●] shares) as the number of bonus shares that you must retain until the end of your duties as a corporate officer of the Company, pursuant to Article L. 225-197-1-II of the French Commercial Code.]

Sincerely yours,

Approved (Bon pour acceptation)

[●]	[Beneficiary’s name]